Exhibit 12.1

UNITED COMMUNITY BANKS, INC.

RATIO OF EARNINGS TO FIXED CHARGES (Regulation S-K 503(d))

	12/31/17	12/31/16	12/31/15	12/31/14	12/31/13

EARNINGS
Net Income Before Taxes	172,834	162,992	115,014	107,070	34,952
Fixed Charges	35,172	26,637	22,110	26,936	47,044
Amortization of Capitalized Interest	-	-	-	-	-
Capitalized Interest	-	-	-	-	-
Preferred Series A Dividends (pre-tax equivalent)	-	(32)	(103)	-	(20)
Preferred Series B Dividends (pre-tax equivalent)	-	-	-	(245)	(16,002)
Preferred Series D Dividends (pre-tax equivalent)	-	-	-	(431)	(2,562)
Total Earnings	208,006	189,597	137,021	133,331	63,413
Interest on Deposits	17,062	10,156	8,825	11,925	14,566
Total Earnings Excluding Deposit Interest	190,944	179,441	128,196	121,406	48,847

FIXED CHARGES
Interest Expense	33,735	25,234	21,108	25,549	27,680
Interest Capitalized	-	-	-	-	-
Interest Included in Rental Expense	1,437	1,371	899	712	781
Preferred Series A Dividends (pre-tax equivalent)	-	32	103	-	20
Preferred Series B Dividends (pre-tax equivalent)	-	-	-	245	16,002
Preferred Series D Dividends (pre-tax equivalent)	-	-	-	431	2,562
Total Fixed Charges	35,172	26,637	22,110	26,936	47,044
Interest on Deposits	17,062	10,156	8,825	11,925	14,566
Total Fixed Charges Excluding Deposit Interest	18,110	16,481	13,285	15,011	32,478

RATIO OF EARNINGS TO FIXED CHARGES
Including Interest on Deposits	5.91 x	7.12 x	6.20 x	4.95 x	1.35 x
Excluding Interest on Deposits	10.54 x	10.89 x	9.65 x	8.09 x	1.50 x

DEFICIENCY (503(d) 1(A)) with deposit interest	-	-	-	-	-
DEFICIENCY (503(d) 1(A)) without deposit interest	-	-	-	-	-